
Mail Stop 3720

December 22, 2016

Carey P. Hendrickson
Senior Vice President and Chief Financial Officer
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, TX 75254

> **Re:** **Capital Senior Living Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response dated October 12, 2016**
> **File No. 1-13445**

Dear Mr. Hendrickson:

We have reviewed your October 12, 2016 response to our comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 2, 2016

Exhibit 99.1

1. We have read your response to comment 2 and we believe that your non-GAAP presentation of EBITDAR that excludes lease expense is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise in your next earnings release.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 or me at (202) 551-3810 if you have questions

Carey P. Hendrickson
Capital Senior Living Corp.
December 22, 2016
Page 2

regarding comments on the financial statements and related matters. Please contact Courtney Lindsay II, Staff Attorney at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications